Exhibit 99.6

Form 5.03

2012	Hfx No. 410368

SUPREME COURT OF NOVA SCOTIA

Between:

YM BIOSCIENCES INC.	Court Administration	APPLICANT
DEC 21 2012
Halifax, N.S.

and ALL HOLDERS OF COMMON SHARES OF YM BIOSCIENCES INC. AS OF CLOSE OF BUSINESS ON DECEMBER 31, 2012

RESPONDENTS

AMENDED NOTICE OF APPLICATION IN CHAMBERS

To:                             Each Respondent who responds to the within Application in accordance with the directions set out in the Order of this Honourable Court to be sought by the Applicant, YM BioSciences Inc. in connection with the proposed arrangement involving the Applicant and the Respondents

The Applicant requests an Order against you

The Applicant is applying to a judge in chambers for an Order approving an arrangement (the “Arrangement”) involving the Applicant, the Respondents, 3268218 Nova Scotia Limited and Gilead Sciences, Inc. under s. 130 of the Companies Act, R.S.N.S. 1989, c.81, as amended (the “Companies Act”).

The Applicant started this application by filing this notice on the date certified by the Prothonotary.

Grounds for order

The Applicant is applying for the order on the following grounds:

1.                                      Under s. 130 of the Companies Act and s. 3 of the Third Schedule to the Companies Act, a company may apply to the Supreme Court of Nova Scotia for an Order sanctioning an arrangement respecting such company. The Applicant seeks an Order approving the Arrangement.

Evidence supporting application

The Applicant offers the following affidavits in support of the application:

1.                                      Affidavit of an officer of the Applicant to be sworn on or about January 21, 2013, and delivered before the deadlines provided in Civil Procedure Rule 5 – Application; and

2.                                      Such further affidavits as may be delivered prior to the application.

You may participate

You may file with the court a notice of contest, and any affidavits upon which you rely, no more than 5 days after this notice is delivered to you or you are otherwise notified of the application. Filing the notice of contest entitles you to notice of further steps in the application, including notice of further affidavits.

Time, date, and place

The application is to be heard by the judge in Chambers at 9:30 a.m. on Tuesday, February 5, 2013 in The Law Courts, 1815 Upper Water Street, Halifax, Nova Scotia. You have the right to be present and to be represented by counsel or to act on your own. If you are not present, the judge may proceed without you.

Possible order against you

The judge may grant a final order on the application without further notice to you if you fail to deliver your notice of contest on time, or if you or your counsel fail to appear in chambers at the above time, date, and place.

Filing and delivering documents

Any documents you file with the Court must be filed at the office of the Prothonotary, 1815 Upper Water Street, Halifax, Nova Scotia, B3J 1S7 (telephone #424-6900).

When you file a document, you must immediately deliver a copy of it to the Applicant and each other party entitled to notice, unless the document is part of an ex parte motion, the parties agree delivery is not required, or a judge orders it is not required.

Contact information

The Applicant designates the following address:

J. Andrew Fraser

Stewart McKelvey

Purdy’s Wharf Tower One

900 - 1959 Upper Water Street

P.O. Box 997

Halifax NS B3J 2X2

Tel No.: (902) 420.3390

Fax No.: (902) 420.1417

Documents delivered to this address are considered received by the Applicant.

Further contact information is available from the Prothonotary.

Signature

Signed December 21, 2012.

/s/ J. Andrew Fraser
J. Andrew Fraser
Stewart McKelvey
Barristers & Solicitors
Suite 900 - Purdy’s Wharf Tower One 1959 Upper Water Street
Halifax, NS B3J 3N2
Telephone: 902.420.3390
Facsimile: 902.420.1417
Counsel for the Applicant

Prothonotary’s Certificate

I certify that this Amended Notice of Application was filed with the Court on December 21, 2012.

/s/ Bonnie Dalton
Bonnie Dalton
Deputy Prothonotary